1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

April 3, 2020

Via EDGAR

Ms. Jennifer Lopez-Molina

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Guardian Pharmacy, LLC Draft Registration Statement on Form S-1 Submitted February 13, 2020 CIK 0001802255

Dear Ms. Lopez-Molina:

On behalf of our client, Guardian Pharmacy, LLC (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 11, 2020 (the “Comment Letter”) in regard to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In conjunction with this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Draft Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Draft Registration Statement on Form S-1

Business

Our Key Strengths, page 62

1.

We note your disclosure on page 65 that your “business model is supported by [y]our proprietary centralized data warehouse, which collects a variety of data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 3, 2020

Please revise your disclosure to discuss further the services provided by Guardian Pharmacy Services, including an explanation of the information collected by your centralized data warehouse. In this regard, we note that you discuss the Guardian Compass and Guardian Shield services included on the graph on page 66, but do not appear to do the same for Guardian Pharmacy Services.

Response: In response to the Staff’s comment, the Company respectfully submits that Guardian Pharmacy Services, which is the registrant, is the parent entity that owns, and provides the centralized management and corporate services to, all of Guardian’s local pharmacies. “Guardian Compass” and “GuardianShield” are, respectively, internal and external facing products offered by Guardian Pharmacy Services to its pharmacies (Guardian Compass) and to LTCFs (GuardianShield) to leverage the data from the centralized data warehouse that Guardian Pharmacy Services manages and help optimize operations and efficiencies at both pharmacies and LTCFs. The Company has added disclosure in various sections of the Draft Registration Statement to emphasize the centralized management functions the Company provides to its local pharmacies and clarify that Guardian Compass and GuardianShield are products offered by the Company. Please see pages 6, 63 and 65 of Amendment No. 1.

Our Growth Strategy, page 68

2.

We note that you have quantified resident count to show your increase in “new large regional and national LTCF accounts” and “resident adoption of [y]our services in ALF accounts” in the second and third bullet points on page 69. To the extent practicable and to provide additional context for investors, tell us what consideration you have given to quantifying the resident count related to the “[i]ncrease [in] local and small regional LTCF accounts” in the first bullet point on page 69.

Response: In response to the Staff’s comment, the Company has amended its discussion of its resident count increase strategy to clarify that the growth opportunities presented by new relationships generally arise in one of two contexts: (1) local LTCFs focused on a specific small geography or (2) large, multi-location LTCF operators that provide access to many facilities across a large geography. Once a new relationship is established, the local Guardian pharmacy in each facility’s area, regardless of that facility’s ownership structure, must engage in targeted service adoption efforts with individual residents. The Company has provided more specific data on resident count increases derived from its relationship efforts and its targeted service adoption efforts with individual residents. Please see pages 8, 9, 69 and 70 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 3, 2020

3.

We note your disclosure here and in the prospectus summary that you have established relationships with large regional and national ALFs, including Brookdale Senior Living, Eclipse Senior Living and Belmont Village Senior Living. In order to better understand your client relationships, please disclose the material terms of your agreements with ALFs. Please ensure that your disclosure includes the duration of such agreements (e.g. annual or multi-year), renewal terms and termination provisions, if material.

As a related matter, please provide similar disclosure with regards to GH/BHFs, given your disclosure throughout the registration statement that two-thirds of your revenue is derived from ALFs and GH/BHFs. If appropriate, please disclose the percentage of your revenue that is derived from ALFs versus GH/BHFs.

Response: In response to the Staff’s comment, the Company has provided a summary of the material terms of its agreements with SNFs and its “preferred provider” contracts with ALFs and GH/BHFs. Please see page 71 of Amendment No. 1.

The Company respectfully submits that it would be difficult to accurately and consistently provide revenue percentage break-outs for ALFs versus GH/BHFs and thus, such information would not be helpful to investors. Among other issues, the terminology and criteria for these categories vary from state to state. A facility categorized as an ALF in one state may be categorized as a GH/BHF in a neighboring state. This would make it difficult to maintain consistent application of those metrics over time. In comparison, the criteria for SNFs is consistent across states, allowing the Company to provide revenue break-out data between SNFs on the one hand and ALFs or GH/BHFs on the other.

Financial Statements for the Period Ended December 31, 2018

Notes to the Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

New Accounting Pronouncements, page F-16

4.

We note your adoption date of several standards, for example ASC 606 and 842, appears to coincide with the extended transition period. These adoption dates appear to be inconsistent with your disclosure on the cover page and page 54 which states you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please clarify or revise.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 3, 2020

Response: In response to the Staff’s comment, the Company has amended the cover page of the Draft Registration Statement relating to the extended transition period and has revised the Draft Registration Statement to clarify the Company may avail itself of the extended transition period. Please see the cover page and page 55 of Amendment No. 1.

General

5.

Please consider including an organizational chart that clearly discloses your current ownership structure and the relationship between you and the various related entities identified in the Business section, and if material, also include your structure after giving effect to this offering and the Corporate Conversion.

Response: In response to the Staff’s comment, the Company has provided a chart reflecting the Company’s anticipated ownership structure after giving effect to this offering and the Corporate Conversion. Please see pages 12 and 38 of Amendment No. 1.

The Company respectfully submits to the Staff that the substantial changes the Company will undertake as part of the Corporate Conversion immediately before the offering is completed will render the current ownership structure not only irrelevant but also immaterial to investors in this offering. The Company believes that showing the Company’s current ownership structure in the Draft Registration Statement would unduly complicate the disclosure without adding any benefit for investors in this offering.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

April 3, 2020

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, mlhanson@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Mark L. Hanson

cc:	David Morris, Chief Financial Officer, Guardian Pharmacy, LLC Swathi Padmanabhan, Esq., Jones Day Mark Mihanovic, Esq., McDermott Will & Emery LLP Heidi Steele, Esq., McDermott Will & Emery LLP